UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Act of 1934

MER TELEMANAGEMENT SOLUTIONS LTD.

(Name of Issuer)

ORDINARY SHARES, NIS 0.03 PAR VALUE

(Title of Class of Securities)

M69676 209

(CUSIP Number)

January 5, 2021

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON L.I.A. Pure Capital Ltd. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 253,236
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 253,236
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 253,236
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.74%(2)
12	TYPE OF REPORTING PERSON CO

(1)	Kfir Silberman is the officer, sole director, chairman of the board of directors and control shareholder of L.I.A. Pure Capital Ltd. (“Pure Capital”).

(2)	Based on 4,412,408 ordinary shares, par value 0.03 per share (the “Ordinary Shares”) of Mer Telemanagement Solutions Ltd. (the “Issuer”) (excluding 1,800 Ordinary Shares held as treasury shares) as of August 20, 2020, according to the Issuer’s immediate report on Form 6-K with the Securities and Exchange Commission (the “SEC”) on August 20, 2020.

1	NAME OF REPORTING PERSON Kfir Silberman (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 253,236
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 253,236
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 253,236
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.74%(2)
12	TYPE OF REPORTING PERSON IN

(1)	Kfir Silberman is the officer, sole director, chairman of the board of directors and control shareholder of Pure Capital.

(2)	Based on 4,412,408 Ordinary Shares of the Issuer (excluding 1,800 Ordinary Shares held as treasury shares) as of August 20, 2020, according to the Issuer’s immediate report on Form 6-K with the SEC on August 20, 2020.

Item 1(a)	Name of Issuer:

Mer Telemanagement Solutions Ltd. (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:

15 Hatidhar Street, Ra’anana 4366517, Israel

Item 2(a)	Name of Person Filing:

Kfir Silberman

Item 2(b)	Address or Principal Business Office or, if none, Residence:

20 Raoul Wallenberg Street, Tel Aviv, Israel 6971916

Item 2(c)	Citizenship:

Israel

Item 2(d)	Title of Class of Securities:

Ordinary Shares, par value NIS 0.03 per share

Item 2(e)	CUSIP Number:

M69676 209

Item 3	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is:

Not applicable.

Item 4	Ownership.

See items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Person, which is incorporated herein.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8	Identification and Classification of Members of the Group.

Not applicable.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certifications.

Not applicable.

SIGNATURES

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 12, 2021	KFIR SILBERMAN

/s/ Kfir Silberman
Kfir Silberman